

August 8, 2013

Via E-mail
Daniel T. Hendrix
President and Chief Executive Officer
Interface, Inc.
2859 Paces Ferry Road, Suite 2000
Atlanta, GA 30339

      Re: Interface, Inc.
             Form 10-K for the Fiscal Year Ended December 30, 2012
             Filed February 28, 2013
             File No. 001-33994

Dear Mr. Hendrix:

We have reviewed your response dated July 31, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2012

Item 8. Financial Statements and Supplementary Data

Discontinued Operations, page 63

1. We note your response to comment 5 in our letter dated July 17, 2013. Please tell us whether you believe the lack of disclosure of your loss on disposal of your Bentley Prince Street business segment is material to your consolidated financial statements and notes. If you believe it to be immaterial and no revision is necessary, please provide us with your materiality analysis.

2. Please tell us what consideration was given to including disclosure related to the loss on disposal, costs to sell and non-disposal related income (loss) of discontinued operations within MD&A along with how you expect the absence of cash flows, or absence of

negative cash flows, related to the discontinued operations to impact your future liquidity and capital resources. In your response, please tell us the qualitative and quantitative factors you considered.

3. We refer you to the pro forma condensed consolidated balance sheet contained within exhibit 99.2 of your Form 8-K filed August 23, 2012, the ($13.2) million loss on disposal stated within your response to comment 5 in our letter dated July 17, 2013 and the components of the results of discontinued operations for fiscal year 2012 through the date of sale of the disposed segment on page 64 of your Form 10-K for the fiscal year ended December 30, 2012. Please address the following comments:

   • You state that the loss on disposal before taxes was ($13.2) million, and the total loss on discontinued operations during fiscal year 2012 through the date of the sale of said discontinued operations was ($26.1) million. We note the Bentley Prince Street loss before taxes on operations for the six months ended July 1, 2012 was ($1.8) million. Please explain in detail the facts and circumstances which affected the results of operations of your discontinued operations from July 1, 2012 through the date of sale.

   • We note the net assets of the Bentley Prince Street segment as of July 1, 2012 were $49.5 million, cash consideration received was $33.7 million, and costs to sell as of July 1, 2012 were $8.3 million. Please provide us with an itemized calculation of the ($13.2) million loss on disposal recognized, and explain in detail any amounts not already referenced in this comment, such as additional costs to sell incurred between July 1, 2012 and the disposition date.

   • Please provide us with a reconciliation of the types of costs by category included in the cost to sell Bentley Prince Street, and explain in reasonable detail what the types of costs represent.

Enterprise-Wide Disclosures, page 72

4. We note your response to comment 7 in our letter dated July 17, 2013. We are reissuing the portion of our comment requesting disclosure of the factors used to identify your one reportable segment, including whether operating segments have been aggregated. Refer to ASC 280-10-50-21, and provide us with your proposed disclosure.

   We also note you considered that the geographic operating regions met similar margins and economic characteristics. In that regard, we are unclear how the economic similarities among the respective geographic operating segments would allow you to aggregate the segments into one reportable segment. Please provide us the five year historic and projected long term gross profit margins, net sales trends, and any other metric utilized by management of the respective geographic operating segments in supporting your conclusion that the segments are economically similar. In addition, please advise us how you consider the various factors such as the economic and political conditions, demographics, and government regulations referred to in your risk factor on page 13 among the geographic operating segments in determining they met the aggregation criteria pursuant to ASC 280-10-50-11.

5. In your response to comment 7 in our letter dated July 17, 2013, you state gross margin is available by operating region, and the allocation of corporate allocations and intercompany sales among regions could potentially present an inaccurate depiction of profitability on a regional basis. Please tell us what consideration was given to providing gross margin by operating region within MD&A.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief